SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  -----------

                                   FORM 6-K

                                  -----------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 29, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

              ---------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

              ---------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



             Form 20-F  X                  Form 40-F
                        ---------                     ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


             Yes                           No         X
                        ---------                     ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

             CNOOC Ltd. New Appraisal Well in Bohai Bay Successful

(Hong Kong, April 29, 2004) -CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announced today the successful results of appraisal well Jinzhou (JZ) 25-1S-4D which confirmed the oil and gas pay zones in JZ 25-1S Structure.

JZ 25-1S-4D, drilled in 26 meters of water to a total depth of 2022 meters, is located in the Liaodong area. During drill stem test 1("DST"), JZ 25-1S-4D flowed over 2000 barrels of 31-33 API degree of oil and approximately 200,000 cubic feet of natural gas per day on 12.7 mm choke. The well produced more than 8.6 million cubic feet of gas per day during DST 2 on 10.31 mm choke.

Mr. Zhang Guohua, Senior Vice President of the Company, commented, "Following recent success of BZ 34-1 appraisal wells, the positive results on JZ 25-1S-4D further demonstrate the reserve potential of Bohai Bay. More appraisal wells are planned. I look forward to seeing further appraisal results that will confirm the reserve size in that area."

CNOOC Ltd. owns a 100% interest in the discovery.


Ends


Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,447 employees.



CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel:  +86 10 8452 1646
Fax:  +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms Anne Lui/Ms. Charlotte Kong/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: 852-2510-8199
E-mail: anne.lui@knprhk.com
        -------------------
        carol.chan@knprhk.com
        ---------------------
        charlotte.kong@knprhk.com
        -------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                    Name:  Cao Yunshi
                                                    Title: Company Secretary


Dated: April 29, 2004